LAW OFFICES OF GARY KAUFMAN
1370 AVENUE OF THE AMERICAS
SUITE 3200
NEW YORK, NY 10019
TEL (212) 459-0450
FAX (212) 459-0452
e-MAIL kaufmang@worldnet.att.net

November 6, 2001

Securities and Exchange Commission
Office of International Corporat[redacted]
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.: Filings

Issuer: 701.Com Corp.
Exemption: Rule 12g3-2(b)
File No.: 82-5119

Dear Sirs:

On behalf of 701.Com Corp., we are filing the following materials:

1. Report to Shareholders for the second quarter and the first six months of 2001.

2. Material Change Report, dated June 14, 2001, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

5/6

Exemption: Rule 12g3-2(b)
File No.: 82-5114

02 MAY -6 AM 8:03

Herman Turkstra
President & CEO

701 Media Group Inc.
building local business

August 28, 2001

To the Shareholders
701 Media Group Inc.

I am pleased to enclose the Company's report to shareholders for the second quarter and the first six months of 2001. This is the first report by the company under its recently approved new name and trading symbol.

The pace of change slowed during the second quarter as we focused on marketing our combined media products, reducing costs and increasing sales. Revenues, when revenues from the directories published by the limited partnerships managed by the Company's subsidiary are included, have increased over the same period in 2000. Costs and losses for the period have been significantly reduced from the comparable period for the year 2000.

Shareholders will recall the Company had a high level of significant accomplishments in the first quarter. The Halton 701 Gold Book Limited Partnership successfully published the Halton directory. 701.COM Corp. acquired 25% of the direct mail marketing magazine, Mr. Money Saver Inc. Your company closed $600,000.00 in new capital in the first quarter through private placements at a time when the market was hostile to dot com companies. In the second quarter we established our second limited partnership which published the Peel directory and including the capital subscribed for that limited partnership, closed a further $600,000 in new capital through private placements. Revenue was modest. As we continue to build our business and gain market experience and exposure, losses during this period remained painfully significant. These losses reflect our continuing investment in establishing our business. We are acquiring market share and credibility with this investment.

During the second quarter we made further progress in integrating print and on-line marketing tools for local business. Our Company now fully integrates yellow page printed directories, local on-line business directories and vibrant community portals. The integration is seamless and virtually fully automated. These accomplishments make us one of the most highly integrated directory companies in North America. We have a unique record of tangible accomplishment in this area.

701 Media Group Inc
www.701.com, 701 Gold Book, Mr. Money Saver & More
15 Bold Street, Hamilton ON L8P 1T3
905 526 0701 Toll Free 1 877 646 6701 Fax 905 526 1884



Q2 – 2001 Report to Shareholders
August 30, 2001

As reported in May, 2001, several issues adversely impacted onour costs during the first six months of this year. The Peel directory campaigns were impacted by a

variety of competitive and staff issues, which resulted in extra cost and less than hoped for results. The Company was forced to move its offices and complete its downsizing with the attendant disruptions and costs at the same time. The consolidation and reduction in our cost of operations continued during the quarter with significant reductions in overhead costs and "burn-rate" over the previous two quarters but with a level of change that was costly in itself.. This period marks the end of our major restructuring and we are now positioned to run more cost effectively and, subject to recruiting and expanding our sales team, to generating higher sales and revenues.

The six-month results largely reflect our activities on behalf of Halton and Peel Gold Book LP's and the publication of those directories. The financial report for the six-month period, which is attached, is the Company's consolidated financial statement prepared in accordance with Generally Accepted Accounting Principles, (GAAP). As in our Q1 report and following GAAP, the financial information attached to this report does not include the results of the Halton and Peel limited partnerships. As a result, the income of the Company at these stages of the limited partnerships consists of modest revenues from our Internet business and the Company's fees for managing the limited partnerships. The structure of the limited partnerships and their impact on the Company's financial position is set out in more detail in the management discussion below and in the attached financial reports.

Although the Company holds a 25% interest in Mr. Money Saver Inc., the financial statements do not include the operations of that company. I am pleased to report that Mr. Money Saver is generally performing in accordance with forecasts, has completed the restructuring of its franchising program to meet the recently amended Province of Ontario franchising legislation, is establishing new franchises in Southern Ontario and through fees paid to 701 for Internet enabling its publications, is contributing positively to the Company's cash flow.

As the formal financial reports for the Company do not include activities of the directories published by the limited partnerships, a table outlining the combined results of both the Company and the limited partnerships is included in the Management Discussion and Analysis which is also attached. From a practical point of view, the combined statements provide a comprehensive description of all business activities of the group.

As noted in our Q1 report, we are continuing to use the limited partnership concept to provide an opportunity for the Company to attract capital. This will have an impact on the nature of our operations in the future. With the creation of the Halton and Peel 701 Gold Book LP's and our investment in Mr. Money Saver,, the Company is moving in the direction of building, acquiring and managing identifiable business units that combine on-line and conventional media sales for local businesses. This positions the Company to grow in a variety of ways, adapting to changing market conditions.

In addition to the use of proprietary software, InHouse Publisher™ to integrate print, on-line directories and community websites, 701.COM continues to lead the way in the integration of other print and on-line tools for local businesses. Development of special interest channels in our print directories that correspond to special interest channels on our community websites take integration one step further. We launched a derivative of our Internet Wedding Channel as part of the Peel print directory. Under this concept, all yellow page categories relating to weddings are consolidated in one place in the directory. We are replicating the 701 Finance and Investing channel from our community websites and incorporating this channel for the first time in the Hamilton directory in November. Our major sponsors, Fidelity Investments and CAIFA are participating in this print version of the Internet channel and we expect good support from the financial advisory community. In this fashion we are using print to build audiences for the Internet. Another example of that integration is the 701 Contest Zone launched on the Internet in June. The Contest Zone is now fully integrated with contest offers in monthly magazines published by Mr. Money Saver. We have recently concluded an agreement with a local radio station to take the Finance and Investing Channel on air with participation by our advertisers. Thus, a concept that originated in our network of community websites and was replicated in our business telephone directory will now move to a third medium, radio.

The Company's consistent policy of producing quality products designed to be truly useful for consumers is generating growing acceptance of our products. We have been successful in attracting new major brands to our directories. Fidelity Investments, National Car Rental and The Olde Hide House are examples of strong national and regional brands, which add credibility and strength to our directories and to our website network. At the local level, the City of Hamilton will be using our Hamilton directory to promote its new communication direction and the Hamilton International Airport has agreed to a joint marketing program with the Company. Under this program, 701 will promote the airport through its directories and community websites and the Airport will promote the 701 Gold Book to the significantly increased number of passengers moving through the Hamilton Airport as a result of the decision of WestJet to use that airport as a significant destination. The Airport has also become a major advertiser in the Hamilton directory.

I have received calls from shareholders regarding the implications of the recent closing of the sale by Canada's second largest telephone company, Telus, of its directory business to Verizon, a major U.S. telecommunications company. Verizon is not a major telephone company in Canada. This sale makes a very public statement that a major directory company can be independent of a local telephone company. We believe this will be helpful for our 701 Gold Book and other independent directories. The utility of independent directories has not been perceived as clearly in Canada as it has been in the United States. We believe the example of Verizon publishing in Canada as an independent directory publisher will help in the growth of acceptance of independent directories generally. It was also of interest to note that the sale price was reported to be at more than two times gross revenues. This coincides with the valuation information we had received at the time of our acquisition of Northern Communcations Group Inc. and supports management's view of the value of our directory business. This sale has impacted on the industry generally and its reasonable to say that the

directory business in Canada will be under internal and external review in the months to come as the industry digests the impact of this change and the failure of a number of junior telecommunications companies.

At the present time and with current limited access to capital markets, your company continues to operate modestly. Our drive to reduce costs continues. While we continue to examine opportunities for partnering or joint venture with other companies as a road to growth not requiring significant capital, no major acquisition or expansion is planned for the current or next quarter. We are very much focused on building sales, increasing revenue and profits, and fine tuning the infrastructure we have built in the past two years.

As we become more proficient in the integration of print and on-line media, our opportunities for growth and expansion will, however, increase. It is significant, in my view, that InHouse Publisher, the software licensed to 701.COM Corp. at no cost by GDL Technologies Inc. the founding shareholder of the Company, has also recently been adopted by a major supplier of infrastructure to leading directory publishers in North America and Europe. As a result of this new license, development of the software will be accelerated and we can reasonably anticipate significant improvements in usability of our local business and community websites over the next year and in our ability to meet the needs of other directory publishers.

The softening of the North American economy generally has had and will undoubtedly continue to have some negative impact constraining our ability to increase sales. The recruitment of new sales personnel continues to be a challenge.

Shareholders should be aware that as under GAAP revenue from directories is reported on publication, there will be little activity in our third quarter as the next directory is published in Hamilton in November and will impact the fourth quarter.

In conclusion, your Company is working hard in difficult times, is trim, highly focused on increasing sales and revenues and is well positioned to deal with the opportunities that will arise in the coming months.

Yours sincerely,

Herman Turkstra

Herman Turkstra

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview:

The Company continues to make progress in its goal of becoming a broad based media company integrating on-line and print advertising and media resources for the local business community. The Company's focus continues to be building local business.

The Company is adding to its network of business websites by integrating sales of telephone directory advertising with on-line marketing tools. The Company currently publishes area-wide telephone directories in Hamilton, Halton and Peel. It has community websites and on-line business directories in 37 Ontario communities and hosts over 5500 websites for local businesses.

The following table is a summary of the three telephone directories published by the Company or a limited partnership managed by the Company's subsidiary:

Directory	Communities	Editions
Hamilton	Hamilton, Stoney Creek, Ancaster, Dundas, Grimsby, Winona, Caledonia, Mount Hope, Binbrook, Beamsville	Hamilton I - Nov. 1999 Hamilton II - Nov. 2000 (Hamilton III - Nov. 2001)
Halton	Burlington, Oakville, Acton, Georgetown, Milton, Waterdown, Campbellville	Halton I - February 2000 Halton II - February 2001 (Halton III - April 2002)
Peel	Mississauga, Bramptom, Orangeville, Bolton, Castlemore, Snelgrove, Caledon East, Caledon, Palgrave, Victoria	Peel I - June 2000 (Peel II - June 2001) (Peel III - June 2002)

Subject to the availability of capital, activities of competing directories, and market conditions, the Company is in a position to expand its directory business after 2001 in other areas in the GTA. The Company is also exploring licensing its directory product to other publishers.

The Company has been approached by a number of companies to enter into joint ventures or to share product development. These proposals are currently subject to non-disclosure agreements. Subject to the availability of capital and completion of the agreements, these proposals will enable the Company to leverage its current technology and to improve its business website offerings. The core concept of linking

hundreds of business websites in one network, which is fully implemented in the Company's present inventory of community portals, is applicable to other community concepts such as special interest groups, buying groups, web-based supply chain management and conventional periodical and newspaper publishers. The Company's strategy is to maintain its Internet infrastructure in a constant state of development, continue to maintain a high profile among publishers and other Internet companies, and develop relationships which will lead to a broader use of the Company's products.

Selected Financial Information:

The Company generates revenue from sales of directory advertising, leasing of business websites and sponsorships of channels in its community portals. In accordance with GAAP, directory revenue is recognized at the time of publication of the relevant directory. Directory revenue of the limited partnerships for the six months ended June 30th was $1,453,809. Internet related revenue for the same six month period was $172,720.

As noted above, the Company formed limited partnerships for the publication of the Halton and Peel 701 Gold Books in 2001 and 2002. The income and expenses of these directories are not presented in the Company's attached financial statement. Northern Communications Group Inc., the Company's wholly owned subsidiary acts as General Partner of the limited partnerships. Northern and the limited partnerships have entered into an agreement entitling the limited partnerships to publish the directories for a period of two years, following which all rights to the directories revert to Northern. During the two year period, the limited partners are allocated the first $270,000 in losses and the first $450,000 in profits. Northern receives 75% of the remaining profits and is responsible for any further losses.

The discussion and tables below combine the revenue and expenses of both the directory operation of the limited partnerships and the Internet and other directory business of the Company. The directory revenues and expenses of the limited partnership are not part of the Company's revenue and expenses. The following presentation is intended to help the reader understand how the performance of the Company will be after the limited partnerships end and the directory operations revert to the Company.

The combination of the limited partnerships' activities and all other company activities produced revenues for the first six months of 2001 in the amount of $1,626,529. These revenues are principally from sales of directory advertising sales carried out by the limited partnerships. Losses, on the same combined basis, including the results of the directories, were $515,925. 701.COM Corp. standalone results for the same period were $172,720 in revenues (other than management fees of $145,381) and $748,962 in losses. These results are shown in the following table:

	Halton &Peel Gold Book LP's	701.COM Corp.	Total
Revenue	1,453,809	172,720	1,626,529
Cost of Sales & Production & Other Expenses (1)	1,220,772	921,682	2,142,454
Profit/Loss	233,037	(748,962)	(515,925)

(1) These costs do not include management fees paid to the General Partner of $145,381) In accordance with GAAP the company and the limited partnerships recognize revenues from the telephone directories at the time each directory is published. The Halton directory was published in February 2001. The Peel directory in June 2001. The Company and the limited partnerships as a group are currently on target to deliver more than $2. million in revenue for the calendar year.

The Company's direct losses for the six months of $748,962 were due to a variety of factors, principally the continuation of costs of developing our place in the market, substantial interest expense and underwriting the Internet side of our business. The next stages in reduction of the work force and management team were accomplished in this period. As a result of the sale of the building in which the Company operated, the Company moved its offices during the period. This produced significant costs. The Company had significant one time non-recoverable directory costs in the period relating to expansion initiatives. Management estimates that approximately one third of the loss is due in large part to the cost of developing and maintaining the Company's network of business websites. This network is not yet self-sustaining as discussed below.

While the website products and the community portals that provide a context for the websites are strong sales tools for directory advertising sales, on a stand alone basis, the website operation is not self sustaining at this time. The local business community is moving slowly to adopt the Internet as a sale and marketing tool. The Company's goal is to position itself as the solution when the market shifts. In the meantime, the Internet product line serves the Company well as an added value to our conventional directory-advertising product. The website network will also play a significant role in the development of our revenues from our growing cooperation with the monthly Mr. Money Saver direct marketing magazines. The two companies recently introduced a joint contest feature. The Company's Internet based wedding channel is replicated in the 701 Gold Book and is anticipated to be carried forward into the direct mail magazines as well. The web-based 701 Finance and Investment channel is moving to the Hamilton printed directory. There is bound to be some experimentation in developing these synergies but overall, management is convinced that the integration of print and Internet advertising resources for local businesses is a growing market and one that will lead to

significant revenues for the Company in the future.

Liquidity and Capital Resources

During the first quarter, the Company completed a $600,000 issue of promissory notes as detailed in the attached financial reports. The notes are due in January 2003 and bear interest, payable at maturity, of 12% per annum. The bulk of this capital was used to acquire the interest in Mr. Money Saver Inc. described above. Further working capital was required and, in the second quarter, the Company placed a further $300,000 in promissory notes and $300,000 in subscriptions to the Peel 701 Gold Book LP. The Company restructured its account receivable financing arrangements with its specialized lender. The Company was able to negotiate more beneficial credit terms from a major supplier for the Peel limited partnership.

While these steps provide continuing support for the Company's working capital needs, management recognizes that the long-term capital requirements of developing its directory business mandate acquiring further sources of capital over the next four months. Building directories is a capital-intensive business in the early years. This is proposed to be resolved through either further private placement, exercise of existing warrants or possible joint ventures or consolidation with appropriate partners. Some further reduction in costs is also feasible although the Company is operating at a level of staff and resources that is kept to a minimum.

Outlook

It is difficult to accurately forecast the way in which our Internet business will grow. There are many current signs that use of the Internet by the consumer population continues consistently to increase. The rate of acceptance of the Internet as a tool for local business is growing more slowly than that of the general population. We have seen, however, that our package of printed directory advertising combined with on-line presence in the 701.COM Network of business and community websites is welcomed by our customers. In many ways, 701 Media Group is leading the way for the local business community.

Our directory team has virtually completed the Hamilton sales campaign. The Hamilton campaign has not provided the expected growth. Some issues relating to earlier directories format and content which were resolved in the latest Peel and Halton directories provided some sales resistance in Hamilton. The general economic uncertainty has clearly had an impact on the Company's ability to upsell its advertisers or raise prices. The recent failure of second tier telecommunications companies has provided a significant boost to Bell's credibility in the communications field. We have responded to this by scheduling a longer sales cycle for our next directories. Our sales team is confident this will produce increased sales in Halton.

It is prudent, however, to recognize that the Company's growth in the near term depends very much on the strength and effectiveness of its sales team and can be strongly influenced by the actions of larger directory companies. The 701 Gold Book fills a well defined market niche in providing area wide directories at significant cost

savings below those of the utilities. The Company's product line integrates on-line and print advertising and sales tools in a unique way. The mission of the management and staff is to leverage these advantages to ensure significant growth in sales and thus in profits. The Company has reached the stage where increased growth through increased sales has a major positive impact on net profit. Fixed costs of the directories can be covered by meeting sales levels of previous books. Increased sales will therefore have a proportionately higher impact on bottom line revenues as a result. The Company's focus in the near term will be to increase sales. Work is also progressing on developing a reseller or franchising model for our business website network. The Company's relation with Mr. Money Saver is starting to open new doors and lead to the development of new Internet products.

Forward Looking Statements:

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors as discussed herein which may cause actual results, performance or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such forward looking statements.

Q2 – 2001 Report to Shareholders
August 30, 2001

Consolidated Financial Statements (Unaudited)

of

701.COM CORP

for the six months ending

June 30, 2001

701.COM CORP

Consolidated Statement of Earnings and Deficit (unaudited)

for the period ended June 30, 2001

With comparative figures for the period ended June 30, 2000

	2001		2000	
	6 months ended June 30, 2001	3 months ended June 30, 2001	6 months ended June 30, 2000	3 months ended June 30, 2000
REVENUES (Note 3)	$ 172,720	$ 76,245	$ 690,238	$ 680,982
COST OF SALES				
Designs and listings	43,199	30,922	62,259	62,259
Printing	(0)	(5,090)	381,339	381,339
	43,199	25,832	443,598	443,598
GROSS MARGIN	129,521	50,413	246,640	237,384
EXPENSES				
Marketing & advertising	120,532	76,353	79,730	79,730
General and administration	338,543	210,448	822,949	453,467
Wages	288,170	(1,009)	376,777	312,981
Interest	121,927	82,981	41,625	41,625
Amortization	9,311	4,656	125,342	122,959
	878,483	373,429	1,446,423	1,010,762
LOSS FROM OPERATIONS	(748,962)	(323,016)	(1,199,783)	(773,378)
OTHER				
Interest income	-	-	10,225	4,502
Management fee (Note	145,381	62,261	-	-
NET LOSS	(603,581)	(260,755)	(1,189,558)	(768,876)
DEFICIT, BEGINNING OF PERIOD	(7,460,848)	(7,803,674)	(365,982)	(786,664)
DEFICIT, END OF PERIOD	$ (8,064,429)	$ (8,064,429)	(1,555,540)	(1,555,540)

701 Media Group Inc
www.701.com, 701 Gold Book, Mr. Money Saver & More
15 Bold Street, Hamilton ON L8P 1T3
905 526 0701 Toll Free 1 877 646 6701 Fax 905 526 1884



701.COM CORP

Consolidated Balance Sheet (unaudited)

as at June 30, 2001

with comparative figures for June 30, 2001 and December 31, 2000

	June 30, 2001	December 31, 2000	June 30, 2000
ASSETS			
CURRENT			
Cash	$ 400,584	280,126	646,704
Accounts receivable	98,249	654,696	856,217
Due from (to) related parties *(Note 4)*	534,594	(32,031)	-
	1,033,427	902,791	1,502,921
INVESTMENTS *(Note 5)*	400,000	-	-
CAPITAL ASSETS *(Note 6)*	64,936	74,247	83,332
GOODWILL	-	-	4,878,725
	$ 1,498,363	$ 977,038	$ 6,464,978
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	$ 743,633	292,086	521,357
Deferred revenue	20,400	101,670	70,790
Current portion of long-term debt *(Note 7)*	1,026,486	1,054,857	949,761
	1,790,519	1,448,613	1,541,908
LONG TERM DEBT			
Promissory notes payable *(Note 8)*	1,200,000	417,000	-
SHAREHOLDER'S EQUITY			
Common shares *(Note 9)*	6,572,273	6,572,273	6,478,610
Deficit	(8,064,429)	(7,460,848)	(1,555,540)
	(1,492,156)	(888,575)	4,923,070
	$ 1,498,363	$ 977,038	$ 6,464,978

701.COM CORP

Consolidated Statement of Cash Flows (unaudited)

for the period ended June 30, 2001

With comparative figures for the period ended June 30, 2000

	2001		2000	
	6 months ended June 30, 2001	3 months ended June 30, 2001	6 months ended June 30, 2000	3 months ended June 30, 2000
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net loss	$ (603,581)	$ (260,755)	$ (1,189,558)	$ (768,876)
Item not affecting cash - amortization	9,311	4,656	125,342	122,959
	(594,270)	(256,099)	(1,064,216)	(645,917)
Changes in non-cash operating working capital				
Accounts receivable	556,447	305,469	(245,982)	(263,944)
Accounts payable and accrued liabilities	451,547	447,975	162,248	147,130
Related party changes	(566,625)	(280,084)	-	-
Deferred revenue	(81,270)	(47,882)	(43,171)	(34,842)
	360,099	425,478	(126,905)	(151,656)
	(234,171)	169,379	(1,191,121)	(797,573)
FINANCING				
Issuance of common shares	-	-	875,492	-
Issuance of promissory notes	783,000	300,000	-	-
Issuance of special warrants	-	-	538,073	-
(Decrease)/Increase in notes payable	(28,371)	(8,679)	177,972	177,972
	754,629	291,321	1,591,537	177,972
INVESTING				
Purchase of capital assets	-	-	(61,922)	(20,026)
Purchase of 25% interest in Mr Money Saver	(400,000)	-	-	-
	(400,000)	-	(61,922)	(20,026)
CASH INFLOW/(OUTFLOW) FOR THE PERIOD	120,458	460,700	338,494	(639,627)
ASSUMPTION OF CASH EQUIVALENTS ON ACQUISITION	-	-	(40,928)	(40,928)
NET CASH INFLOW/(OUTFLOW)	120,458	460,700	297,566	(680,555)
CASH/(INDEBTEDNESS), BEGINNING OF QUARTER	280,126	(60,116)	309,138	1,287,259
CASH, END OF QUARTER	$ 400,584	$ 400,584	$ 606,704	$ 606,704

701.COM CORP
Notes to the Consolidated Financial Statements (Unaudited) for the six month period ending 30 June 2001

These consolidated interim financial statements should be read in conjunction with 701.Com Corp's most recent annual consolidated financial statements. The consolidated 2001 financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

1. CONSOLIDATED STATEMENT

The consolidated financial statements include the accounts of 701.Com Corp. and its wholly owned subsidiaries, Hamilton 701 Inc., 701 On-Line Shopping Network Inc, Northern Communications Group Inc. and Gold Online Inc.

2. GOING CONCERN ASSUMPTION

These financial statements have been prepared on the basis that the Company will continue as a going concern. There are conditions that exist that indicate that the going concern assumption may be inappropriate for use in the preparation of these financial statements.

The Company has had poor financial performance since inception. The current uncertainty in the capital markets, particularly for high-technology companies, has made it increasingly difficult for the Company to obtain new capital. The majority of the Company's debt is due within the next year. Management has been pursuing various options to access new sources of financing. The Company's continued existence is dependent upon the Company's ability to obtain new capital or financing and to achieve and maintain profitable operations.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets, liabilities, reported net earnings and balance sheet classifications.

3. ACCOUNTING POLICIES

Principles of consolidation
The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles but readers' attention is drawn to the above going concern assumption and the comments thereunder.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the amounts reported. Due to inherent uncertainty in making estimates, actual results could differ from those estimates.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at balance sheet date. The resulting gains and losses are included in these accounts.

4. REVENUE RECOGNITION

Revenues and expenses from telephone directories are recognized at the time of their publication. Hamilton Region directory advertising contracts will be recognized when the directory is published in October 2001. Deposits received for the Hamilton directory amount to $7,000 and are included in deferred revenue.

The Halton directory was published in February 2001 but all advertising revenue is earned by the Halton LP.

The Peel directory was published in June 2001 but all advertising revenue is earned by the Peel LP

5. RELATED PARTY TRANSACTIONS

Halton LP
During the previous year, the Company established the 701 Halton Limited Partnership ("Halton LP") to sell advertising and publish the Halton directory for 2001 and 2002. The Halton LP was established by the contribution of $300,000 from the limited partners. The Company's subsidiary, Northern, is the general partner. The Halton LP expires on December 31, 2002.

Any losses of the Halton LP will be allocated first to the limited partners to a maximum of $270,000, the Company being responsible for all losses in excess of $270,000. Any profits in excess of cumulative losses will be allocated first to the limited partners to a maximum of $450,000. Cumulative income of the Halton LP in excess of $450,000 will be allocated at the ratio of 75% for the Company and 25% for the limited partners. The general partner is entitled to a management fee equal to 10% of the Halton LP's gross revenues.

Total expenses charged to date to the limited partner amount to $791,706 and the company has received $427,186 from Halton LP receivables to date. This, after offsetting the initial investment from the Limited Partnership of $300,000 represents the balance owing of $64,520 as shown in the accounts. The expenses include a management fee of $83,120 for managing the affairs of the Halton LP.

In connection with the establishment of the Halton LP, the Company granted the Halton LP 900,000 Gold Book Warrants, each warrant entitling the holder to acquire one common share of the Company for $0.50 until April 30, 2002.

Peel LP

During the current year, the Company established the 701 Peel Limited Partnership ("Peel LP") to sell advertising and publish the Peel directory for 2001and 2002. The Peel LP was established by the contribution of $300,000 from the limited partners. The Company's subsidiary, Northern Communication Group Inc, is the general partner. The Peel LP expires on December 31, 2003.

Any losses of the Peel LP will be allocated first to the limited partners to a maximum of $270,000, the Company being responsible for all losses in excess of $270,000. Any profits in excess of cumulative losses will be allocated first to the limited partners to a maximum of $450,000. Cumulative income of the Peel LP in excess of $450,000 will be allocated at the ratio of 75% for the Company and 25% for the limited partners. The general partner is entitled to a management fee equal to 10% of the Peel LP's gross revenues.

Total expenses charged to date to the limited partner amount to $842,415 and the company has received $72,341 from Peel LP receivables to date. This, along with the initial investment from the Limited Partnership of $300,000 represents the balance of $470,064 as shown in the accounts. The expenses include a management fee of $62,260 for managing the affairs of the Peel LP.

In connection with the establishment of the Peel LP, the Company granted the Peel LP 3,000,000 Warrants, each warrant entitling the holder to acquire one common share of the Company for $0.10 until Mar 31, 2002.

6. INVESTMENTS

In February 2001, the Company purchased a 25% interest in Mr. Money Saver Inc (MMS), a direct mail marketing company located in Stoney Creek, Ontario for $250,000. In addition, the Company purchased preferred shares for $150,000. The purchase price of $400,000 was satisfied in cash. In addition, the Company has an option to acquire the remaining 75% of MMS for $750,000 in cash, plus the issuance of 75,000 shares of the Company for every franchise MMS sells during the option period, to a maximum of 20 franchises. The option expires in July 2002.

This investment is shown at cost.

7. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value 2000	Net Book Value 1999
Computer equipment	$ **68,739**	$ **18,109**	$ **50,630**	$ 63,511
Furniture and fixtures	**24,373**	**10,067**	**14,306**	19,821
	$ **93,112**	$ **28,176**	$ **64,936**	$ 83,332

8. LONG TERM DEBT

The long term debt represents 5 loans from a specialized lender to fund the publishing of directories. Repayment is funded from the regular monthly installments collected from advertisers in these directories. Outstanding loans are all due within the forthcoming twelve month period.

9. PROMISSORY NOTES

The notes carry an interest rate of 12%. Conversion and exercisable warrants relating to the notes are as follows:

701.com Shares	Exercisable at	Exercisable by	Issued for
67,500	$0.80	July 31, 2002	$300,000 note
82,500	$0.25	July 31, 2002	$300,000 note
1,860,000	$0.11	Jan 31, 2003	$600,000 note
540,000	$0.25	Jan 31, 2003	$600,000 note
3,000,000	$0.10	Jan 15, 2003	$300,000 note

10. SHARE CAPITAL

Authorized

Unlimited number of common shares and unlimited non-voting, redeemable, retractable preference shares.

Issued

Previously issued	15,086,959	
Issued to Northern Communication Group Inc shareholders as part of 2000 sales target met	500,000	
TOTAL ISSUED	16,086,959	
Subject to Issuance		14,264,945
Fully Diluted		30,351,904

Changes during the current year to shares subject to issuance are as follows:

Series I Warrants	600,000	$0.75 reduced to $0.25
Series II Warrants	600,000	$1.00 reduced to $0.25

New shares subject to issuance issued during the current year are as follows:

2,400,000	Part of $600,000 – 12% note - (1,860,000 at $0.11c and 540,000 at $0.25c) exercisable until January 31, 2003.
3,000,000	Part of Peel Gold Book LP exercisable at $0.10 until March 31, 2002 (free trading on June 6, 2002)
3,000,000	Part of $300,000 – 12% debenture, convertible at $0.10 until January 31, 2003 (free trading on June 8, 2002).

Stock Option Plan: The company has received and set aside 3,750,000 common shares under its Stock Option Plan for directors, officers and key employees. Total options outstanding are as follows:

# of Stock Options	Option Price per Common Share	Expiry
1,230,000	$0.80	March 24, 2005
225,500	$0.51	September 30, 2005
590,695*	$0.15	May 1, 2006

*New options issued during the current year

Exemption: Rule 12g3-2(b)
File No.: 82-5119

02 MAY -6 AM 8:03

701.COM CORP.
MATERIAL CHANGE REPORT UNDER SECTION 75(1) OF THE ONTARIO SECURITIES ACT, SECTION 118(1) OF THE ALBERTA SECURITIES ACT AND SECTION 67(1) OF THE BRITISH COLUMBIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

15 Bold Street
Hamilton, Ontario
L8P 1T3

2. Date of Material Change

June 14, 2001

3. Publication of Material Change

The press release attached as Schedule "A" was released over the CCN wire service on June 14, 2001.

4. Filing of Material Change

701.Com Corp. is a reporting issuer in Ontario, Alberta and British Columbia. The common shares of 701.Com Corp. are listed for trading on the Canadian Venture Exchange under the trading symbol, "YSE".

This material change report has been filed with the Ontario Securities Commission, the Alberta Securities Commission and the British Columbia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 75(4) of the Ontario Securities Act, Section 118(3) of the Alberta Securities Act and Section 67(2) of the British Columbia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of 701.Com Corp. may be contacted for additional information:

Herman Turkstra
Chief Executive Officer
701.Com Corp.
15 Bold Street

Hamilton, Ontario
L8P 1T3

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Hamilton, Ontario, this 14th day of June, 2001.

Sgd. " Herman Turkstra"

Chief Executive Officer

Hamilton701/Debenture.Series2/MCR.June.14.01

701.com

News Release #2001-8
June 14, 2001

CDNX Symbol: YSE
Shares Issued: 15,586,959

701.COM CORP. ANNOUNCES COMPLETION OF $600,000 IN FINANCINGS

HAMILTON ONTARIO June 14, 2001 – 701.COM Corp. (CDNX: YSE), the Canadian provider of local business and community website networks and one of Canada's largest independent business telephone directory publishers, is pleased to announce it has completed a total of $600,000 in financings.

701.COM has issued $300,000 principal amount of 12% convertible debentures, with principal and interest due on January 15, 2003. The outstanding principal and interest is convertible into common shares of 701.COM at $0.10 per share. The debentures are secured in priority after 701.COM's receivables lender and the existing outstanding debentures.

701.COM has given Peel 701 Gold Book LP the exclusive right to operate the Peel Gold Book directory for 2001 and 2002. Peel 701 Gold Book LP has raised $300,000 to fund the publication and 701.COM has issued 3,000,000 common shares purchase warrants in conjunction with financing. Each whole warrant entitles the holder to purchase one common share at $0.10 per share until January 15, 2003. The first $450,000 of distributable cash flow is allocated to the LP, and thereafter distributable cash flow is allocated 75% to 701.COM and 25% to the LP. At the end of the two year period, all right, title and interest to the Peel Gold Book will revert back to 701.COM at no cost.

701.COM is pleased to announce that it has received regulatory approval to the amendment of the terms of certain of its common share purchase warrants. The exercise price of 2,060,000 common share purchase warrants which are currently exercisable at a price of $0.25 per share until January 31, 2002 has been reduced to $0.11 per share, and the expiry date of the warrants has been extended to January 31, 2003. The amendments were implemented in order to encourage ongoing investor interest and provide the Corporation with the possibility of further financing if such warrants are exercised in the future.

For further information please contact: Herman Turkstra, President & CEO, 701.COM Corp.
www.701.com hturkstra@701.com Voice 1-877-646-6701 ext. 2239.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding future plans and objectives of 701.COM Corp., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from 701.COM Corp.'s expectations are the risks detailed from time to time in the filings made by 701.COM Corp. with securities regulators.